KOTAK MAHINDRA, INC.

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2017

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51740

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____April 1, 2016_____AND ENDING_____March 31, 2017_____

                                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Kotak Mahindra, Inc.**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

369 Lexington Avenue, 28th Floor
                                       (No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gijo Joseph   (212) 600-8850
                                                      (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP
                           (Name – *if individual, state last, first, middle name*)

290 West Mt. Pleasant Avenue	Livingston	New Jersey	07039
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _____ Gennaro J. Fulvio _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ Kotak Mahindra, Inc. _____ , as of _____ March 31, 20__17_____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

ALLISON POON
Notary Public, State of New York
No. 01PO6301036
Qualified in New York County
Commission Expires April 14, 2018

_____
Signature

_____
FINOP & CFO
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Management's assertion letter regarding 15c3-3 Exemption Report.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

KOTAK MAHINDRA, INC.

MARCH 31, 2017

TABLE OF CONTENTS



Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
Kotak Mahindra, Inc.

We have audited the accompanying statement of financial condition of Kotak Mahindra, Inc. as of March 31, 2017. This financial statement is the responsibility of Kotak Mahindra, Inc.'s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Kotak Mahindra, Inc. as of March 31, 2017, in accordance with accounting principles generally accepted in the United States of America.



CERTIFIED PUBLIC ACCOUNTANTS

Livingston, New Jersey
April 13, 2017

CITRIN COOPERMAN & COMPANY, LLP
290 W. MT. PLEASANT AVENUE LIVINGSTON, NJ 07039 | TEL 973.218.0500 | FAX 973.218.7160   CITRINCOOPERMAN.COM
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS

KOTAK MAHINDRA, INC.

STATEMENT OF FINANCIAL CONDITION

March 31, 2017

ASSETS

Cash and cash equivalents	$	224,818
Loan to affiliate		800,000
Receivable from affiliates		259,456
Other receivables		15,350
Advance to employee		6,193
Office equipment, net of accumulated depreciation of $37,045		47,173
Investments, at fair value		884,471
Prepaid expenses and other assets		136,562
TOTAL ASSETS	$	2,374,023

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Accrued expenses	$	351,909

Commitments and Contingencies (Notes 8 and 9)

Stockholders' equity

Common stock - $0.01 par value, authorized 2,000,000 shares, issued and outstanding 1,530,621 shares	15,306
Additional paid-in capital	761,210
Retained earnings	1,245,598
Total stockholders' equity	2,022,114

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	2,374,023

See accompanying notes to statement of financial condition.

KOTAK MAHINDRA INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2017

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1. Organization and nature of business

Kotak Mahindra, Inc. (the "Company"), a majority-owned subsidiary of Kotak Mahindra Bank Limited (the "Parent"), is broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's operations consist primarily of chaperoning trades executed on the Indian exchanges by its India affiliate, Kotak Securities ("KS"), under Rule 15a-6 of the Securities Exchange Act. The Company also distributes research reports prepared by KS under the same Rule. Additionally, it engages in private placements for funds in the U.S. that are available only to 3c7 investors. These funds are managed by its affiliates, Kotak Mahindra (UK) Limited and Kotak Mahindra (International) Limited.

2. Summary of significant accounting policies

Basis of Presentation

The statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

This financial statement was approved by management and available for issuance on April 13, 2017. Subsequent events have been evaluated through this date.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Fixed Assets

Fixed assets are stated at cost less accumulated depreciation. The Company provides for depreciation using the straight-line method over estimated useful lives for office equipment and computers over five years and furniture over seven years. For leasehold improvements, depreciation is provided over the lesser of the economic use of the improvement or the term of the lease.

Income Taxes

The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for difference between the statement of financial condition and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from taxing authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the financial statements as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense.

KOTAK MAHINDRA INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2017

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2. Summary of significant accounting policies (continued)

Income Taxes (continued)

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more-likely-than-not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position.

The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce stockholders' equity. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Company files its income tax returns in the U.S. federal and various state and local and foreign jurisdictions. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for years before 2013. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local and foreign tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next 12 months.

Revenue Recognition

The Company receives referral fee shares for referring clients to affiliates of the Company. The Company receives fees for providing research to clients and records the income at the time the services are provided. The Company also receives service fee income from its affiliate, Kotak Securities Limited, as compensation for providing chaperoning services under Rule 15a-6 of the Securities Exchange Act of 1934.

Valuation of Investments in Securities at Fair Value - Definition and Hierarchy

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

KOTAK MAHINDRA INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2017

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2. Summary of significant accounting policies (continued)

Valuation of Investments in Securities at Fair Value - Definition and Hierarchy (continued)

The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors, including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy. Money market funds approximate fair value due to the short-term nature of the investment. Investments in common stock and mutual funds that are freely tradeable on national stock exchanges are valued at their last reported sales price as of valuation date.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

KOTAK MAHINDRA INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2017

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2. Summary of significant accounting policies (continued)

Employee Incentive

The Company grants to certain employees cash incentive bonuses. Such bonuses are initially measured in a certain number of shares of the Parent's stock and are valued at the fair value of the shares on the grant date. The bonuses are only payable to the employees in cash and their rights to the bonuses vest over a period of time. Unvested bonuses due at March 31, 2017, amounted to $256,439.

In addition, the Parent has an Employee Stock Option Plan ("ESOP") which allows certain employees of the Company to acquire shares of the Parent. The fair value of options granted is recognized as compensation expense with a corresponding increase in equity. The fair value is measured at grant date and spread over the period during which the employees become unconditionally entitled to the options.

Recently Issued Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (the "FASB") issued Accounting Standards Update ("ASU") No. 2016-02, Leases ("ASU 2016-02"). This update requires all leases with a term greater than 12 months to be recognized on the statement of financial condition through a right-of-use asset and a lease liability and the disclosure of key information pertaining to leasing arrangements. This new guidance is effective for years beginning after December 15, 2019, with early adoption permitted. The Company is evaluating the effect that ASU 2016-02 will have on its statement of financial condition and related disclosures, but has not yet determined the timing of adoption.

In November 2015, the FASB issued ASU 2015-17, Income Taxes - Balance Sheet Classification of Deferred Taxes, ("ASU 2015-17"), which eliminates the requirement for companies to present deferred tax assets and liabilities as current and non-current in a classified balance sheet. Instead, companies will be required to classify all deferred tax assets and liabilities as non-current. The update is effective for years beginning after December 15, 2017, with early adoption permitted. The Company adopted this ASU at March 31, 2017.

3. Fair value measurements

The Company's investments recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 2.

KOTAK MAHINDRA INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2017

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3. Fair value measurements (continued)

The following table presents information about the Company's assets measured at fair value as of March 31, 2017:

	In Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of March 31, 2017
Assets (at fair value)				
Cash and cash equivalents:				
Money market funds	$5,002			$5,002
Investments in securities:				
Common stocks	$20,835	-	-	$20,835
Mutual fund	863,636	-	-	863,636
Total investments in securities	$884,471	-	-	$884,471

The Company has an investment in the Alps Kotak India Growth Fund for which Kotak Mahindra (UK) Limited, a subsidiary of the Parent, acts as a sub advisor. The investment is carried at a fair value of $863,636 as of March 31, 2017, which is included in investments in the statement of financial condition.

4. Related-party transactions

The Company received referral fees from two affiliates who managed accounts referred to them by the Company. Amounts due from these affiliates for referral fees at March 31, 2017, were $139,419.

The $1 million loan previously extended to Kotak Mahindra International Limited, a stockholder, in December 2015 was repaid in December 2016. In February 2017, an $800,000 loan was extended to the same entity. This note was provided at interest rate of 2.4%. Amount due from affiliate for interest at March 31, 2017 was $1,600.

During the year, the Company received service fee income from its affiliate, Kotak Securities Limited, for providing chaperoning services under Rule 15a-6 of the Securities Exchange Act of 1934 for trades executed by its clients through Kotak Securities Limited in India. At March 31, 2017, the amount due from this affiliate for service fees was $114,658.

During the year, the Company received service fee income from its affiliate, Kotak Mahindra UK, for providing liasoning services to certain investment advisors who have been investing with the affiliate. At March 31, 2017, the amount due from this affiliate for service fees was $288. Also, the amount due from the affiliate for expenses incurred on their behalf was $1,805.

KOTAK MAHINDRA INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2017

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4. Related-party transactions (continued)

During the year, one employee was transferred from its affiliate, Kotak Securities, to the Company. The amount due from the affiliate for unvested stock compensation for this employee was $1,686.

5. Income taxes

At March 31, 2017, the Company had net operating loss carryforwards of approximately $3,200,000 and $5,600,000 for federal and state income tax purposes, respectively, which resulted in a deferred tax asset of approximately $1,566,000. The net operating loss carryforwards begin to expire in 2031. Based upon the projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will not realize the benefits of these carryforwards, and therefore, a full valuation allowance has been recorded for federal and state purposes. The change in the valuation allowance for the year ended March 31, 2017, was approximately $409,000.

The effective rate differs from the statutory rate due to the change in the valuation allowance on the deferred tax asset.

6. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(i) and (k)(2)(ii), and therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

7. Net capital requirement

The Company is a member of FINRA, and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

At March 31, 2017, the Company's net capital was $624,711, which was $374,711 in excess of its required net capital of $250,000.

KOTAK MAHINDRA INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2017

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8. Commitments and contingencies

Office Space

The Company leases its New York City office facility under an operating lease which expires in October 2022.

The Company has also entered into short-term lease agreements for its offices in California and Texas, which expire in September 2017 and December 2017, respectively.

The Company's leases provide for periods of free rent. Pursuant to FASB Accounting Standards Codification ("ASC") 840, Accounting for Leases, the aggregate of the total minimum lease payments under these leases is being amortized on the straight-line basis over the lease terms. The difference between rent expense calculated on the straight-line basis and amounts paid in accordance with the terms of the leases (deferred rent) amounted to $18,730 at March 31, 2017.

Contingencies

The Company is subject to various regulatory examinations that arise in the ordinary course of business. In the opinion of management, results of these examinations will not materially affect the Company's financial position or results of operations.

Legal Matters

The Company was named as a co-defendant in multiple class action lawsuits and various individual actions related to an initial public offering ("IPO") in 2015 wherein the Company was one of the several underwriters. The complaints allege, among other things, that the offering material failed to disclose liquidity and debt issues being experienced by the sponsor of the IPO, thereby rendering its business model as not viable. Management of the Company intends to vigorously defend its position. Additionally, the issuer of the IPO has granted each of the co-defendants indemnification from virtually all legal fees and any settlements that may result from these matters. Although the outcome of this matter cannot presently be determined, management believes that the defense of its position will prevail, and that the indemnification agreement further shields the Company from any material adverse outcome. Accordingly, adjustments, if any that might result from the resolution of this matter have not been reflected in the financial statements.

9. Concentrations of credit risk

From time to time, the Company maintains its cash in a financial institution that may exceed the Federal Deposit Insurance Corporation coverage of $250,000. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.